September 2, 2015
Ramakrishna (“Schwark”) Satyavolu
655 Hale Street
Palo Alto, CA 94301
Re: Terms of Your Employment
Dear Schwark:
We thank you for your important contributions to LifeLock, Inc. (“LifeLock” or the “Company”) since you joined the Company. We are very appreciative of your efforts and strongly believe that your continued employment at the Company will benefit LifeLock and its shareholders. We therefore are pleased to provide you with this offer of continuing employment on the terms described in this letter agreement (the “Agreement”).
1. Duties and Scope of Employment.
Position and Duties. You will continue to serve as Executive Vice President, Product and Technology of the Company, reporting to our President (currently, Hilary Schneider). You will render such business and professional services in the performance of your duties as are customarily associated with your position within the Company and you agree to perform other duties and functions as may be reasonably assigned to you from time to time. Your primary work location will remain the Company’s offices in Mountain View, California. The period of your employment under this Agreement is referred to as the “Employment Term.”
Obligations. During the Employment Term, you will perform your duties faithfully and to the best of your ability and you will devote your full business efforts and time to the Company. For the duration of the Employment Term, you agree not to engage in any other employment, occupation or consulting activity for any direct or indirect remuneration. Notwithstanding the immediately preceding sentence, you will be permitted to (a) continue to serve in the same or substantially similar capacity as you currently serve for those companies and businesses listed in Exhibit I to this Agreement, and (b) provide services in the future to other companies or businesses, provided that the provision of such services (combined with all of your other services outside of your services to the Company) do not significantly interfere with the performance of your responsibilities as an employee of the Company and provided that the provision of such services are not competitive to, or would not reasonably be expected to harm, the Company’s business.
2. At-Will Employment. The Company agrees to employ you, and you agree to provide services to the Company, on an “at-will” basis, which means that either the Company or you may terminate your employment with the Company at any time and for any or no reason.
3. Compensation.
Base Salary. Starting with the first day of the Employment Term, the Company will pay you an annual base salary of $400,000 (the “Base Salary”). Your Base Salary will be subject to review and adjustment in the future, as determined in the discretion of the Company’s Board of Directors (the “Board”) (or the Compensation Committee of the Board (the “Committee”)). The Base Salary will be paid in regular installments in accordance with the Company’s normal payroll practices.
Signing Bonus. On the first payroll date following your commencement of employment with the Company, the Company paid to you a signing bonus (the “Signing Bonus”) in an amount equal to $1,000,000.
If your employment with the Company is terminated before February 9, 2016, (a) by the Company (i) for “Cause” or (ii) by reason of your “Disability” (as such terms are defined in Appendix A attached hereto), (b) as a result of your death, or (c) by you for any reason other than as a result of your “Constructive Termination,” then you, or your successors or assigns, as applicable, will be required to repay to the Company the full amount of the Signing Bonus (the “Repayment Amount”) no later than thirty (30) days following the date of termination of your employment with the Company.
If your employment with the Company terminates in accordance with Section 9 below, then you will be required to repay to the Company an amount equal to the excess, if any, of (a) the Repayment Amount, over (b) the product of (i) the Repayment Amount, multiplied by (ii) a fraction, the numerator of which is the number of calendar days you was employed with the Company (not to exceed 365), and the denominator of which is 365, no later than thirty (30) days following the date of termination of your employment with the Company.

Incentive Bonus. During the Employment Term, you will be eligible to receive an annual bonus (“Incentive Bonus”) based on the achievement of specified performance objectives and other criteria determined by the Directors or the Committee of the Board (the “Committee”)), in its sole discretion. Your actual bonus (if any) will depend on achievement of the performance goals set by the Board or the Committee and subject to the terms of the bonus plan in effect at that time.
For the Company’s fiscal year 2015, you will remain eligible to participate in, and receive an Incentive Bonus under, the Company’s bonus program in effect for fiscal year 2015 pursuant to the terms that have been determined by the Board or the Committee. Your fiscal year 2015 annual target bonus opportunity will equal sixty percent (60%) of your Base Salary for the fiscal year. In any case, your Incentive Bonus for fiscal year 2015 will be at least $240,000 (the “2015 Minimum Bonus Amount”), subject to your continued employment with the Company through the date that the Incentive Bonus otherwise would be paid to you (which generally will be paid in accordance with the same schedule as for other participants in the Company’s 2015 bonus program). If your employment with the Company is terminated (a) by the Company other than (i) for Cause or (ii) by reason of your Disability, or (b) by you as a result of a Constructive Termination, then, subject to your executing a release of claims in a form reasonably acceptable to the Company (the “Release”) and the Release becoming irrevocable within sixty (60) days following the date of termination of your employment with the Company, the Company will pay you a lump sum amount equal to the 2015 Minimum Bonus Amount, on the first payroll date occurring after the sixtieth (60th) day following the date of termination of your employment with the Company. If your role at the Company is significantly expanded in the future, your annual target bonus opportunity for future fiscal years will be equal to no less than eighty percent (80%) of your Base Salary for the applicable fiscal year, or as may be determined in the discretion of the Board or the Committee.
Equity Awards.
Option Grant. You will be granted a stock option on September 3, 2105 (the “2015 Option”) to purchase shares of Company common stock (“Shares”) under the Company’s 2012 Incentive Compensation Plan (the “Equity Plan”) and subject to the terms of a standard form of stock option agreement under the Equity Plan. The 2015 Option will have an aggregate grant value of $3,750,000 (rounded to the nearest whole number of shares), with the value of a share assumed to be the average of the closing prices of LifeLock’s common stock for the 7 trading days immediately preceding the date of grant and the grant value otherwise being determined using the same method that the Company then applies for grants to other senior Company executives (for example, but not by way of limitation, the Company may choose to use the Black-Scholes option valuation model or a binomial model). The per Share exercise price of the 2015 Option (assuming approval) will be equal to the closing sales price of LifeLock’s common stock on the date of grant. Subject to your Continuous Service (as defined in the Equity Plan) through each applicable vesting date, the 2015 Option will be scheduled to vest as to 1/4th of the total number of Shares subject to the 2015 Option on the first annual anniversary of the grant date and thereafter, 1/48th of the total number of Shares subject to the 2015 Option will vest on the monthly anniversary of the grant date (or the last day of the month, if no corresponding day of the month exists).
Subsequent Awards. Subject to approval in the discretion of the Board or the Committee, for fiscal year 2016, the Company will grant you additional equity awards under the Equity Plan (which may be in the form of stock options, restricted stock units, performance shares, and/or another type of award permitted under the Equity Plan). The aggregate grant date value of the fiscal year 2016 awards will be not less than $750,000, with the value calculated by the Company using the same method it then applies for grants to other senior Company executives (for example, but not by way of limitation, the Company may choose to use the Black-Scholes option valuation model or a binomial model to value options, and to value “full value” awards (such as restricted stock units) by multiplying the number of Shares subject to the award (at target, if applicable) times the closing price of a Share on the date of grant). The vesting schedule and other terms for the fiscal year 2016 awards will be as determined by the Board or Committee in its discretion but currently are expected to follow the Company’s standard practice for similar awards to other senior executives. For fiscal years after 2016, you will be considered for additional equity awards as with the Company’s other senior executives, all as determined in the discretion of the Board or the Committee. If the vesting of any award to be made to you will depend in whole or in part on the achievement of performance goals, the Board or Committee will seek your input on the goals prior to making a final determination regarding the goals that will be applicable to the award. All awards granted to you under this Agreement or otherwise will be subject to the terms of the Equity Plan and the applicable award agreement.
4. Employee Benefits. During the Employment Term, you will be entitled to participate in the employee benefit plans and vacation policies maintained by the Company of general applicability to other senior executives of the Company as may be in effect from time to time. The Company reserves the right to cancel or modify the benefit plans and programs it offers to its employees at any time and for any reason.

5. Business Expenses. The Company will reimburse you for reasonable travel, entertainment, or other expenses incurred during the Employment Term by you in the furtherance of or in connection with the performance of your duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time.
6. Involuntary Termination. If the Company terminates your employment for a reason other than Cause, or you terminate your employment as a result of a Constructive Termination, you will be eligible to receive severance benefits in accordance with and subject to the terms and conditions of the Company’s standard form of severance agreement attached as Appendix B. The severance agreement is to be entered into between you and the Company when you accept this Agreement. As described in more detail in the severance agreement, your severance benefits (assuming you qualify) will equal twelve months of Base Salary paid in installments with the Company’s regular payroll schedule. In addition, the 2015 Option and any other Company equity awards that are granted to you after the date of this Agreement will contain accelerated vesting provisions for a qualifying termination of employment following a “Change in Control” (as defined in the Equity Plan). Specifically, if a Change in Control occurs and during the period beginning two (2) months prior to the Change in Control and ending twelve (12) months after the Change in Control, either (a) the Company terminates your employment without Cause, or (b) you terminate your employment due to a Constructive Termination, then (subject to the rest of this Section 6) 100% of any then outstanding and unvested Company equity awards held by you will fully vest (with any outstanding and unvested performance-based awards vesting at target). The vesting provided in this Section 6 will be provided to you only if, within sixty (60) days following the date of your termination of employment, you sign and deliver to the Company a release of claims in a form reasonably acceptable to the Company and the release becomes irrevocable within that sixty (60) day period. Assuming you fulfill these release requirements, the vesting will be provided to you on the sixtieth (60th) day following the date of your termination of your employment with the Company.
7. Proprietary Rights and Restrictive Covenant Agreement. You agree and reaffirm that you remain subject to the terms and conditions of the Proprietary Rights and Restrictive Covenant Agreement dated February 9, 2015 between you and the Company (the “PRRCA”).
8. Taxes.
Withholdings. All payments made pursuant to this Agreement will be subject to all applicable withholding taxes and other withholdings.
Section 409A.
In furtherance of helping you avoid any extra taxes or other costs under Section 409A, you and the Company agree as follows. Notwithstanding anything to the contrary in this Agreement, no severance payments or benefits to be paid or provided to you, if any, under this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A (as defined below) (together, the “Deferred Payments”) will be paid or provided until you have a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to you, if any, under this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until you have a “separation from service” within the meaning of Section 409A.
It is intended that none of the severance payments or benefits under this Agreement will not constitute Deferred Payments but rather will be exempt from Section 409A as a payment that would fall within the “short-term deferral period” or resulting from an involuntary separation from service, all as described below in this Section 8. In no event will you have discretion to determine the taxable year of payment of any Deferred Payment.
Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” within the meaning of Section 409A at the time of your separation from service (other than due to death), then the Deferred Payments, if any, that are payable within the first six (6) months following your separation from service, will become payable on the date six (6) months and one (1) day following the date of your separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, in the event of your death following your separation from service, but before the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute a separate payment under Section 1.409A-2(b)(2) of the Treasury Regulations.
Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of this Section 8.

Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit will not constitute Deferred Payments for purposes of this Section 8. For purposes of this Agreement, “Section 409A Limit” means two (2) times the lesser of: (i) your annualized compensation based upon the annual rate of pay paid to you during your taxable year preceding your taxable year of termination of your employment with the Company or employing parent or subsidiary of the Company, as determined under, and with such adjustments as are set forth in, Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which your employment is terminated.
The foregoing provisions are intended to comply with or be exempt from the requirements of Section 409A so that none of the payments and benefits to be provided under the Agreement will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be exempt. Notwithstanding anything to the contrary in the Agreement, the Company reserves the right to amend the Agreement as it deems necessary or advisable, in its sole discretion and without your consent, to comply with Section 409A or to avoid income recognition under Section 409A prior to the actual payment of benefits under the Agreement or imposition of any additional tax. Notwithstanding any contrary provision of this Agreement, in no event will the Company reimburse you for any taxes or other costs that may be imposed on or incurred by you as result of Section 409A.
For purposes of this Agreement, “Section 409A” refers to Section 409A of the Internal Revenue Code of 1986, as amended, any final regulations and guidance under that statute, and any applicable state law equivalent, as each may be amended or promulgated from time to time.
9. Restrictive Covenants.
You represent and warrant to the Company that you have no outstanding commitments inconsistent with any of the terms of this Agreement, the services to be rendered under this Agreement, or the PRRCA, including without limitation, any restrictive covenants previously entered into between you and any other entity (including without limitation, pursuant to that certain Non-Competition Agreement, dated as of August 27, 2012, by and between MasterCard International Incorporated (“MasterCard”) and you (the “Noncompete”)), which would prevent you from performing the duties required of you as set forth in this Agreement based on the business of the Company and its subsidiaries as currently conducted (the “Company Business”). By entering into this Agreement, you expressly acknowledge and agree that the Company has no interest in or intention of interfering with the Noncompete and that the Company accepts your representations and relies upon them in entering into this Agreement. Accordingly, in the event that MasterCard challenges your entry into this Agreement, your employment or continued employment with the Company, or the performance of any of your duties for the Company (including, without limitation, by way of asserting or threatening to assert a claim against the Company that the Company or any of its subsidiaries has behaved improperly with respect to the Noncompete, violated the Noncompete, tortiously interfered with the Noncompete, and/or any related or similar claims), either you or the Company immediately may terminate your employment with the Company hereunder. For the avoidance of doubt, for purposes of this Agreement and the award agreement (the “Award Agreement”) for the 161,249 performance-based RSUs granted to you on February 18, 2015, the termination of your employment with the Company pursuant to this Section 9 will not constitute (a) a Constructive Termination or (b) a termination by the Company (i) for Cause or (ii) other than for Cause.
You further understand, acknowledge and agree that (a) your performance under this Agreement will not require you to breach any obligation to keep in confidence proprietary information, knowledge, or data acquired by you from any third party; and (b) you will not disclose to the Company, or induce the Company to use, any confidential or proprietary information, knowledge, or data, or any material non-public information as that term is defined and interpreted under U.S. securities laws, belonging to any third party. You further certify that, during the Employment Term, you will not improperly use any confidential records, reports, notes, compilations, sketches, analyses, specifications, or other confidential documents or materials, tools, equipment, and other confidential tangible and intangible property belonging to any third party.
The Company agrees to use its commercially reasonable efforts not to request that you perform any duties or activities related to any new business of the Company or its subsidiaries outside of the Company Business (the “New Business”) that would constitute a violation of the Noncompete. In the event you believe that the Company has requested you to perform any duties or activities related to any New Business that would constitute a violation of the Noncompete, you will be required to provide the Company written notice of any such New Business and duty or activity that you contend would constitute a violation of the Noncompete and thereafter provide the Company a reasonable opportunity (not to exceed twenty (20) days) to cure such event (including without limitation, by jointly agreeing in writing that such duty or activity does not relate to any New Business and/or does not constitute a violation of the Noncompete, by removing you from the performance of such duty or activity and/or New Business, or by jointly seeking written confirmation from MasterCard regarding the duty or activity and/or New Business at issue). In the event that the Company is unable to cure such event within the time period set forth in the immediately preceding sentence, you may resign from the Company, and such resignation will be treated as a Constructive Termination for purposes of this Agreement and the Award Agreement.
10. Miscellaneous.
Assignment. This Agreement will be binding upon and inure to the benefit of: (a) your heirs, executors and legal representatives of your death, and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of your rights to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of your right to compensation or other benefits will be null and void.
Notices. All notices, requests, demands and other communications called for under this Agreement shall be in writing and shall be delivered personally by hand or by courier, mailed by United States first-class mail, postage prepaid, or sent by facsimile directed to the Party to be notified at the address or facsimile number indicated for such Party on the signature page to this Agreement, or at such other address or facsimile number as such Party may designate by ten (10) days’ advance written notice to the other Parties hereto. All such notices and other communications shall be deemed given upon personal delivery, three (3) days after the date of mailing, or upon confirmation of facsimile transfer.
Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.
Integration. This Agreement, together with the PRRCA, Award Agreement, the applicable equity award agreements and the Equity Plan, represent the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral, including but not limited to the Offer Letter between you and the Company dated February 6, 2015 and the earlier version of this Agreement dated August 28, 2015 (the “Prior Version”). Thus, for example and not by way of limitation, you will not be entitled to any compensation or benefits under the Prior Version. No waiver, alteration or modification of any of the provisions of this Agreement will be binding unless in writing and signed by duly authorized representatives of the parties hereto.
Waiver. No party will be deemed to have waived any right, power or privilege under this Agreement or any provisions hereof unless such waiver will have been duly executed in writing and acknowledged by the party to be charged with such waiver. The failure of any party at any time to insist on performance of any of the provisions of this Agreement will in no way be construed to be a waiver of such provisions, nor in any way to affect the validity of this Agreement or any part hereof. No waiver of any breach of this Agreement will be held to be a waiver of any other subsequent breach.
Governing Law. This Agreement will be governed by the laws of the State of California, without regard for conflict of law provisions.
Acknowledgment. You acknowledge that you have had the opportunity to discuss this Agreement with and obtain advice from your legal counsel, you have had sufficient time to, and have carefully read and fully understand all the provisions of this Agreement, and that you knowingly and voluntarily are entering into this Agreement.
Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original, and all such counterparts will constitute but one instrument.
Headings. The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.
We look forward to continuing to work with you at LifeLock.
Sincerely,
Hilary Schneider
President
60 East Rio Salado Parkway, Suite 400
Tempe, Arizona 85281

AGREED TO AND ACCEPTED

Ramakrishna Satyavolu
Date: September 2, 2015

APPENDIX A

For purposes of the Agreement to which this Appendix A is attached, the following terms will have following meanings.

A. “Cause” will mean (a) an act or acts of personal dishonesty, fraud, or embezzlement by you; (b) violation by you of your obligations under this Agreement or the PRRCA that are demonstrably willful and deliberate on your part and which are not remedied in a reasonable period of time after receipt of written notice from the Company; (c) any willful or deliberate refusal to follow the requests or instructions of the Board, the CEO or President and which are not remedied in a reasonable period of time after receipt of written notice from the Company; or (d) your conviction for any criminal act that is a felony or that is a crime involving acts of personal dishonesty causing material harm to the standing and reputation of the Company. Any termination for “Cause” will be made in writing to you, which notice will set forth in detail all acts or omissions upon which the Company is relying for such termination.

B. “Constructive Termination” will mean (a) the Company’s material breach of any of the material terms and conditions required to be complied with by the Company pursuant to this Agreement; (b) a material diminution in your title, duties, or responsibilities by the Board or CEO to a level below your titles, duties, or responsibilities as set forth in this Agreement (provided, however that if following an acquisition of the Company and conversion of the Company into a subsidiary, division, or unit of the acquirer, whether or not such subsidiary, division, or unit is itself publicly traded, you is the you Vice President of Product and Technology of such subsidiary, division, or unit of the acquirer, then the consummation of such acquisition and conversion will not by itself be deemed a material diminution in your title, duties, or responsibilities for purposes of this subsection); or (c) a relocation by the Company of your principal work site to a facility or location more than fifty (50) miles from the Company’s Mountain View, California location; provided, however, that with respect to (a), (b), and (c) above, you will first be required to provide the Company written notice of any such event which you contends constitutes a Constructive Termination within ninety (90) days of the first occurrence of such alleged event and/or breach, and thereafter provide the Company a reasonable opportunity (not to exceed thirty (30) days) to cure such event and/or breach and provided further that your employment will terminate no later than the date that is ninety (90) days following the end of the cure period described above.

C. “Disability” will mean that, as a result of a mental or physical incapacity, illness, or disability, you fail to perform your duties and responsibilities provided for herein for a period of more than ninety (90) consecutive days in any twelve (12) month period.

APPENDIX B SEVERANCE AGREEMENT

EXHIBIT I

1. Founder, Betta Fish Technologies
2. Founder/Investor, TXN Inc.
3. Founder/Advisor/Shareholder, Yodlee, Inc.
4. Board of Directors, WhiteSky
5. Board of Directors, Thanks Again
6. Advisor, HighRadius Corp.
7. Advisor, bop.fm
8. Advisor, Strikedeck